06004982

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 2671

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jefferies Execution Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street, 45th Floor
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard P. Ross (646) 805-5411
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) New York (State) 10154 (Zip Code)

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH, D.C.
152

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard P. Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jefferies Execution Services, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Kathy LaColla
Notary Public, State of New York
No. 01LA6134879
Qualified in Richmond County
Commission Expires 10/11/2009

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JEFFERIES EXECUTION SERVICES, INC.

(SEC Identification No. 8-2671)

Statement of Financial Condition

As of and for the year ended December 31, 2005

(With Independent Auditors' Report Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Jefferies Execution Services, Inc.:

We have audited the accompanying statement of financial condition of Jefferies Execution Services, Inc. (the Company) as of December 31, 2005 pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a consolidated statement of financial condition includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Jefferies Execution Services, Inc. at December 31, 2005 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2006

JEFFERIES EXECUTION SERVICES, INC.

Statement of Financial Condition

December 31, 2005

(Dollars in thousands, except per share amounts)

Assets		
Cash and cash equivalents	$	26,890
Securities borrowed		30,059
Exchange memberships, at cost (market value of $10,508)		6,488
Premises and equipment, net		1,073
Due from affiliates		1,369
Goodwill		26,062
Commission receivable		2,410
Other assets		843
Total assets	$	95,194
Liabilities and Stockholder's Equity		
Securities loaned	$	30,059
Due to affiliates		962
Accounts payable and accrued expenses		11,059
Total liabilities		42,080
Common stock of $0.05 par value. Authorized 20,000,000 shares; issued and outstanding 19,881,383 shares		994
Additional paid-in capital		39,574
Retained earnings		12,546
Total stockholder's equity		53,114
	$	95,194

See accompanying notes to this statement of financial condition.

(1) Company Background and Summary of Significant Accounting Policies

On January 14, 2002, W & D Securities, Inc. merged with Lawrence Helfant, Inc., and W & D Securities, Inc., which was the surviving entity, was renamed Helfant Group, Inc. On October 1, 2004, Helfant Group, Inc. changed its name to Jefferies Execution Services, Inc. (the "Company"). As of December 31, 2005, Jefferies Group, Inc. was the sole stockholder of the Company. The Company's present business primarily consists of performing certain execution services on the New York Stock Exchange (the NYSE) and other exchanges and electronic marketplaces for Jefferies & Company, Inc. (a subsidiary of Jefferies Group, Inc.) and other financial institutions.

The Company claims an exception from Rule 15c3-3 as of December 31, 2005, based upon Section (k)(2)(ii). Transactions are cleared through an affiliated broker-dealer on a fully disclosed basis.

(a) Cash and Cash Equivalents

Cash equivalents consist of money market funds and other short-term investments, which are part of the cash management activities of the Company and have original maturities of 90 days or less.

(b) Securities Transactions

Transactions in securities, commission revenues, and related expenses are recorded on a trade-date basis.

(c) Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets including cash and cash equivalents, securities borrowed and due from affiliates, are carried at fair value or contracted amounts which approximate fair value due to the short period to maturity. Similarly, liabilities, including securities loaned, due to affiliates and certain payables are carried at amounts approximating fair value.

(d) Securities Borrowed and Securities Loaned

The Company has a securities borrowing and lending matched book business (Matched Book) in which the Company borrows securities from one party and lends them to another party. When the Company borrows securities, it provides cash to the lender as collateral, which is reflected in the Company's financial statements. Similarly, when the Company lends securities to another party, that party provides cash to the Company as collateral, which is reflected in the Company's financial statements. The initial collateral advanced or received approximates or is greater than, the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

(Continued)

(e) Exchange Memberships

The Company's exchange memberships, which represent ownership interest in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

(f) Premises and Equipment

Premises and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). Leasehold improvements are amortized using the straight-line method over the term of related leases or the estimated useful lives of the assets, whichever is shorter.

(g) Goodwill

The merger of W & D Securities, Inc. and Lawrence Helfant, Inc., which created the Company, was accounted for under Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations*. In accordance with SFAS No. 142, *Goodwill and Intangible Assets*, goodwill resulting from the merger is not amortized and is assessed for impairment at least annually. There was no goodwill impairment recognized by the Company during 2005.

(h) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(i) New Accounting Standards

In June 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3*, ("SFAS No. 154"). SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS No. 154 to have a material impact on the Company's Statement of Financial Condition.

(Continued)

(j) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities to prepare this statement of financial condition in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2) Income Taxes

The Company's operations are included in the consolidated Federal income tax return of Jefferies Group, Inc. Substantially all income tax liabilities are due to Jefferies Group, Inc. although the Company does file certain state/local returns directly with the taxing authorities. The Company accounts for income taxes on a separate-return basis.

Deferred income taxes are provided for temporary differences in reporting certain items, principally deferred compensation, state and local income taxes, and goodwill amortization, and give rise to a net deferred tax liability of $2,631,000 included in Accounts payable and accrued expenses.

There was no valuation allowance for deferred tax assets as of December 31, 2005. Management believes it is more likely than not that the Company will generate sufficient taxable income in the future to realize the deferred tax asset.

(3) Employee Benefit Plans

Certain employees of the Company are covered by a defined benefit pension plan sponsored by Jefferies Group, Inc. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Benefits are based on years of service and the employee's career average pay. Jefferies Group, Inc.'s funding policy is to contribute to the plan at least the minimum amount that can be deducted for Federal income tax purposes. The plan assets consist of approximately 60% equities and 40% fixed income securities.

The Company also participates in various benefit plans of Jefferies Group, Inc. covering substantially all employees, including an Employee Stock Ownership Plan, an Employee Stock Purchase Plan designed to qualify under Section 423 of the Internal Revenue Code (IRC) and a profit sharing plan, which includes a salary reduction feature designed to qualify under Section 401(k) of the IRC. The Company also participates in a stock ownership and long-term incentive plan (the Plan) sponsored by the Jefferies Group, Inc. The Plan allows awards to certain employees in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock, performance award dividend equivalents or other stock based awards. During 2005, employees were awarded restricted stock under the Plan.

(Continued)

(4) Related-Party Transactions

The Company provides trade execution services for Jefferies & Company, Inc.

Jefferies & Company, Inc. provides the Company with administrative and clearing services.

Jefferies International Limited provides administrative and marketing services to the Company.

Jefferies & Company, Inc. is the counterparty on all securities borrowed transactions related to the Company's Matched Book business.

Jefferies Partners Opportunity Fund, LLC, Jefferies Partners Opportunity Fund II, LLC, and Jefferies Employees Opportunity Fund, LLC (the Funds) are the counterparties on all securities loaned transactions related to the Company's Matched Book business. Interest payable to the Funds as of December 31, 2005 was approximately $17,000.

The Company leased three NYSE seats from one former director of the Company and from partnerships in which the same former director is a member.

(5) Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution of various customer securities transactions. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

The settlement of these transactions is not expected to have a material effect upon the Company's Statement of Financial Condition.

(6) Leases

The Company leases certain exchange seats and premises and equipment under noncancelable agreements expiring at various dates through 2011. Future minimum lease payments for all noncancelable operating leases at December 31, 2005 are as follows:

	Gross	Sub-leases	Net
2006	$ 751,000	106,000	645,000
2007	371,000	—	371,000
2008	371,000	—	371,000
2009	268,000	—	268,000
2010	60,000	—	60,000
Thereafter	45,000	—	45,000

(Continued)

(7) Contingencies

Many aspects of the Company's business involve risks of liability. In the normal course of business, the Company has been named as defendants of co-defendants in lawsuits primarily involving claims for damages. The Company's management believes that pending litigation will not have a material adverse effect on the Company.

(8) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2005, the Company had net capital of $14,212,000, which was $13,962,000 in excess of required net capital.